355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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June 3, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck, Branch Chief Erin Martin, Attorney-Advisor
Cicely LaMothe, Accounting Branch Chief
Yolanda Crittendon, Staff Accountant

Re:	Hudson Pacific Properties, Inc.
Amendment No. 2 to Registration Statement on Form S-11
File No. 333-164916

Ladies and Gentlemen:

On behalf of Hudson Pacific Properties, Inc. (the “Company” or “Hudson”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2010 (the “Registration Statement”) and subsequently amended on April 9, 2010 (“Amendment No. 1”) and May 12, 2010 (“Amendment No. 2”). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 2.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by facsimile on June 1, 2010 (the “Comment Letter”), with respect to the Registration Statement, and Amendment No. 3 has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to Amendment No. 3, except as otherwise noted below.

Prospectus Summary, page 1

Summary Risk Factors, page 5

1.	Please include a statement in regards to the following:

•	that in certain instances the amount of consideration that you will pay to acquire properties in the formation transactions was not negotiated at arm’s length;

•	that you may be required to borrow funds to make distribution payments; and

•	that investors will experience substantial dilution after the completion of the offering and the formation transactions.

Response: The Company has revised its disclosure on pages 5 and 6 in response to the Staff’s comment.

Our Properties, page 7

2.	We have considered your response to comment 4 in our letter dated May 3, 2010 relating to the disclosure of the total amount of cash rents expected from the initial portfolio taking into account the abatements and rent expirations in a tabular presentation. We continue to believe that the requested disclosure is important to investors. Furthermore, we note that the requested disclosure would better track the disclosure required by Item 15(e) of Form S-11. We reiterate our request that the disclosure be provided. Please note that this comment also applies to the table presented on page 94 under the subheading, “Our Initial Portfolio.”

Response: The Company has revised its disclosure on pages 7, 8, 98 and 99 in response to the Staff’s comment to disclose “Annualized Net Effective Rent Per Leased Square Foot” for its office properties. This new disclosure tracks the requirements of Item 15(e) of Form S-11. The Company respectfully advises the Staff that this information was previously provided in the “Business and Properties” section of the prospectus with respect to each property the book value of which amounted to ten percent or more of the total assets of the Hudson Pacific Properties, Inc. Predecessor or the gross revenue from which, for the last fiscal year, amounted to ten percent or more of the aggregate gross revenues of the Hudson Pacific Properties, Inc. Predecessor. The new disclosure included on pages 7, 8, 98 and 99 now provides the data for each property in the Company’s office portfolio, regardless of size. In addition, the disclosure has been given greater prominence by adding it to the tables summarizing the Company’s overall portfolio. Because “annual rent” for the Company’s media and entertainment properties is shown based on actual rent received in the 12 months ended March 31, 2010 and already reflects all free rent periods and abatements during that period, the “Annualized Net Effective Rent Per Lease Square Foot” concept is not applicable to the annual rent for the Company’s media and entertainment properties.

Distribution Policy, page 50

3.

We have read and considered your response to comment 9 in our letter dated May 3, 2010. We note that you continue to believe it is not appropriate to include tenant improvement costs and lease commissions and/or capital expenditures related to the Technicolor Building. Please note that any material expected uses of cash flows from investing and financing activities, as well as operating, are required to be estimated for the period ended and included in your disclosure to determine estimated cash available for distribution. Please amend accordingly.

Response: The Company has revised its disclosure on page 54 in response to the Staff’s comment to show as a cash outflow the Company’s remaining obligations for first generation tenant improvements under the Technicolor lease, and as a cash inflow, the contribution that affiliates of the Farallon Funds will make pursuant to their contribution agreement to fund such outstanding tenant improvement costs. The Company has not included capital expenditures related to the Technicolor Building in its calculation of the estimated cost of recurring building improvements in footnote 9 to the table because, given that the building was only recently placed into service, the Company does not expect to make any material capital expenditures for recurring building improvements for the Technicolor Building during the twelve months ending March 31, 2011.

4.	We have read your response to comment 10 in our letter dated May 3, 2010 and note that you do not anticipate having any scheduled loan repayments or outflows during the 12 month period ending March 31, 2011. Refer to the tabular presentation on page 76. An expectation of extension would not provide a sufficient basis for the exclusion of significant financing activities. Please explain why you did not include in the determination of estimated cash available for distribution the principal payments on your mortgage loans that are schedule to be due within the 12 month period ending March 31, 2011. You may consider providing a gross presentation showing the estimated outflow of the scheduled loan repayments offset by an inflow to the extent it is a factually supportable source.

Response: The Company has executed a term sheet with its lender to extend the maturity date of its Sunset Bronson loan to April 30, 2011. There are no remaining loan maturities within the 12-month period ending March 31, 2011. As a result, the Company does not expect to be obligated to make any principal payments on its mortgage loans during the 12 months ending March 31, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Comparison of the three months ended March 31, 2010 to the three months ended March 31, 2009, page 67

5.	Please expand your disclosure to fully explain the changes from period to period. For example, please clarify why there was an increase in rental revenues from your Sunset Bronson and City Plaza properties and a decrease in rental revenues from your Sunset Gower property. Furthermore, please explain why there were lower operating expenses at your City Plaza property.

Response: The Company has revised its disclosure on pages 70, 71 and 72 in response to the Staff’s comment.

Secured Revolving Credit Facility, page 75

6.

We note your disclosure that under your secured revolving credit facility, your ability to make distributions in certain circumstances will be prohibited. Please revise your risk factor on page 43 titled “We may be unable to make distributions at expected levels,” to clarify this fact or advise.

Response: The Company has revised the risk factor on pages 45 and 46 titled “We may be unable to make distributions at expected levels and we may be required to borrow funds to make distributions,” in response to the Staff’s comment.

Our Initial Portfolio, page 94

Description of Our Office Properties, page 98

Technicolor Building, Hollywood, California, page 106

7.	We have read and considered your response to comment 13 in our letter dated May 3, 2010. Please tell us the level of significance of this property.

Response: The Company respectfully advises the Staff that the Technicolor Building had a book value, net of accumulated depreciation, of $59.3 million as of March 31, 2010, representing 9.6% of the Company’s pro forma consolidated total assets of $619.4 million as of March 31, 2010, and 15.3% of the Hudson Pacific Properties, Inc. Predecessor’s total combined assets of $386.6 million as of March 31, 2010. The Technicolor Building contributed $1.5 million and $5.9 million of total revenues for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively, representing 10.9% of the Company’s pro forma consolidated total revenues of $13.8 million and $54.1 million for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively. The Technicolor lease represented 14.8% and 15.0% of the Hudson Pacific Properties, Inc. Predecessor’s combined total revenues of $10.1 million and $39.3 million for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively. As previously noted in the Company’s letters to the Staff dated April 9 and May 12, 2010, the Company has requested that Technicolor provide it with financial information for inclusion in the prospectus, but Technicolor has refused, and the Company has no contractual right to require that Technicolor provide such information and consent to the disclosure of such information in the prospectus. However, in response to the Staff’s comments, the Company has revised its risk factor titled, “We depend on significant tenants, and many of our properties are single-tenant properties or are currently occupied by single tenants” on page 29 to clearly disclose that the Technicolor lease may represent a significant credit concentration.

Description of Our Media and Entertainment Properties, page 112

Sunset Bronson Lot A, page 117

8.	Outline briefly any proposed development including the estimated cost and method of financing to be used. If there are no present plans for development, please disclose this in the prospectus. Also revise your summary as necessary. See Item 14(d) of Form S-11.

Response: The Company has revised its disclosure on pages 121 and 122 in response to the Staff’s comment.

Management, page 122

Arden Realty, Inc., page 126

9.	With respect to your presentation of Arden Realty’s total return to stockholders, please confirm to us that Messrs. Coleman and Stern remained management members of Arden Realty until May 2006, when its sale to GE Real Estate was consummated.

Response: The Company respectfully advises the Staff that Messrs. Coleman and Stern remained management members of Arden Realty until May 2006, when its sale to GE Real Estate was consummated. The Company has revised its disclosure on page 130 in response to the Staff’s comment.

Policies with Respect to Certain Activities, page 148

10.	Please tell us how you have complied with Item 25 of Form S-11.

Response: The Company has revised its disclosure on page 155 in response to the Staff’s comment.

Securities of Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers, page 149

11.	Please indicate the types of securities or interest in persons that the registrant may invest. See Instruction 1 to Item 13(c) and Instruction 1 to Item 13(d) of Form S¬11. For those issuers that are not engaged in real estate activities, please indicate the industry groups in which the registrant may invest and the percentage of its assets which it may invest in each industry group. See Instruction 1 to Item 13(d) of Form S-11. For those persons primarily engaged in real estate activities that the registrant may invest, please indicate such persons’ primary activities and investment policies. See Instruction 2 to Item 13(c) of Form S-11. In addition, please state the criteria to be followed in the purchase of such securities and interests. See Instruction 3 to Item 13(c) and Instruction 2 to Item 13(d) of Form S-11.

Response: The Company has revised its disclosure on page 153 in response to the Staff’s comment.

Structure and Formation of Our Company, page 153

12.	Please include disclosure as to how the properties or interests to be acquired were valued. Also discuss how the valuations relate to the consideration to be paid by the registrant for the properties or interests.

Response: The Company has revised its disclosure on pages 167 and 168 in response to the Staff’s comment.

Pro Forma Consolidated Financial Statements, page F-1

Note 1—Adjustments to the Pro Forma Combined Balance Sheet, page F-7

13.	We have read and considered your response to comments 19—20 in our letter dated May 3, 2010 as well as the correspondence letters dated May 6, 2010 and May 20, 2010. We do not object to the conclusions reached and the proposed accounting treatment identified in Alternative B within the letter dated May 20, 2010. Please modify your disclosures accordingly to reflect your revised accounting treatment.

Response: The Company has revised its disclosure on pages F-2 and F-7 in response to the Staff’s comment.

14.	We have read and considered your response to comment 21 in our letter dated May 3, 2010. As previously requested, please disclose in footnote of Adjustment (D) on page F-8 the per share value assigned to the preferred operating partnership units being issued to the non-predecessor entities and how such value was determined.

Response: The Company has revised its disclosure on page F-8 in response to the Staff’s comment.

15.	We have read and considered your response to comment 22 in our letter dated May 3, 2010. Refer to Adjustment (D) and (H) on pages F-8 and F-10, respectively. We note that the Funds affiliated with Farallon Capital Management, LLC and Hudson Capital LLC negotiated at arms’ length to determine that the management agreements acquired from Hudson Capital LLC. Please advise us how the value of these agreements, both initially and for purposes of subsequent impairment testing, were determined in accordance with FASB ASC 805-20-30-6 and FASB ASC 820-10.

Response: In response to the Staff’s comment, the Company has further considered and analyzed, initially and for purposes of subsequent impairment testing, the treatment of the amount paid for Hudson Capital, LLC in accordance with FASB ASC 805-20-30-6 and FASB ASC 820-10. As a result of this additional consideration and analysis, the Company has concluded that there would be no on-going value assigned to the management contracts acquired as part of the acquisition of Hudson Capital, LLC. The Company reached its conclusion based on the premise that there would be no further cash flow on a consolidated basis associated with these contracts after the completion of the offering since the Company will be internally managed and self-advised and, therefore, the management of the real estate assets would be inseparable from the operation of the real estate assets. As it relates to other identifiable tangible and intangible assets or liabilities of Hudson Capital, LLC, there would be approximately $266,000 of furniture, fixtures and equipment acquired and approximately $127,000 of liabilities assumed as part of the acquisition of Hudson Capital, LLC. The Company respectfully advises the Staff that the remaining amount paid for Hudson Capital, LLC was paid to acquire Hudson Capital, LLC’s “at-will” employees and principals, or more commonly termed, “assembled workforce.” Consistent with FASB ASC 805-20-55-6, the Company will not allocate any purchase price to the assembled workforce as a separately identifiable asset, but rather, will include it as part of goodwill.

As it relates to the Company’s assessment of whether the goodwill has been subsequently impaired, the Company plans on allocating the goodwill to its two operating segments (office properties and media and entertainment properties) in accordance with FASB ASC 350-20-35-33. The Company has taken this viewpoint since its management of the real estate asset portfolio is inseparable from the operation of the real estate assets, which includes property management, leasing, development and financing. Initially, the Company has concluded that its goodwill will be recoverable through its segments’ operating cash flows (before debt service), which will initially be approximately $22,000,000 annually on a pro-forma consolidated basis. The Company will assess the recoverability of its goodwill at least annually in accordance with FASB ASC 350-20-35-28.

As a result of the assessment described above, the Company has modified its pro forma balance sheet to reflect the $8,861,000 of goodwill related to its acquisition of Hudson Capital, LLC.

Part II—Information Not Required in Prospectus, page II-1

Item 33. Recent Sale of Unregistered Securities, page II-1

16.	We note your disclosure that for the offer and sale of securities in connection with the formation transactions and the separate private placement, you are relying upon the exemption provided by Regulation D of the Securities Act. Please disclose the specific rule under Regulation D upon which you are relying. See Item 701(d) of Regulation S-K.

Response: The Company has revised its disclosure on page II-1 in response to the Staff’s comment.

Exhibit 8.1—Draft Tax Opinion

17.	We note your response to comment 51 in our letter dated March 19, 2010. Please refer to the second to last paragraph of the draft tax opinion, specifically the statement that: “This opinion is rendered only to you and is solely for your benefit in connection with the transaction described above. This opinion may not be relied upon you for any other purpose .…” Please note that it is inappropriate to place limitations on who may rely on the opinion and have counsel revise accordingly.

Response: The Company’s tax counsel has revised its draft tax opinion in response to the Staff’s comment. The Company is providing a revised draft of the Exhibit 8.1 opinion to the Staff on a supplemental basis for its review, which revised draft opinion is appended to this letter.

* * * *

The Company respectfully advises the Staff that it has filed a copy of the special report of Kagan Media Appraisals (“Kagan”) as Exhibit 99.8 to Amendment No. 3. In addition, the Company is supplementally providing a copy of the special report of Kagan, which has been marked to specifically identify the portions that support the Company’s disclosure.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ JULIAN T.H. KLEINDORFER
Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	Victor J. Coleman, Hudson Pacific Properties, Inc.
Howard S. Stern, Hudson Pacific Properties, Inc.
Bradley A. Helms, Esq., Latham & Watkins LLP
David W. Bonser, Esq., Hogan Lovells US LLP
Samantha S. Gallagher, Esq., Hogan Lovells US LLP

355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

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File No. 047182-0001

                    , 2010

Hudson Pacific Properties, Inc.

11601 Wilshire Blvd., Suite 1600

Los Angeles, California 90025

Re:	Hudson Pacific Properties, Inc.

Ladies and Gentlemen:

We have acted as tax counsel to Hudson Pacific Properties, Inc., a Maryland corporation (the “Company”), in connection with its filing of a registration statement on Form S-11 dated February 16, 2010 (File No. 333-164916) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the registration of up to              shares of common stock, par value $.01 per share, as set forth in the prospectus contained in the Registration Statement.

You have requested our opinion concerning certain of the federal income tax considerations relating to the Company. This opinion is based on various facts and assumptions, including the facts set forth in the Registration Statement concerning the business, assets and governing documents of the Company and its subsidiaries. We have also been furnished with, and with your consent have relied upon, certain representations made by the Company and its subsidiaries with respect to certain factual matters through a certificate of an officer of the Company, dated as of the date hereof (the “Officer’s Certificate”). With your permission, we have assumed that the conclusion reached in the opinion of Venable LLP, counsel for the Company, dated as of the date hereof, with respect to certain matters of Maryland law is correct and accurate.

In our capacity as tax counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion. For the purposes of our opinion, we have not made an independent investigation or audit of the facts set forth in the above referenced documents or in the Officer’s Certificate. In addition, in rendering this opinion

                    , 2010

we have assumed the truth and accuracy of all representations and statements made to us that are qualified as to knowledge or belief, without regard to such qualification. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws or the laws of any state or other jurisdiction, or as to any matters of municipal law or the laws of any other local agencies within any state.

Based on such facts, assumptions and representations, it is our opinion that:

1.	Commencing with its taxable year ending December 31, 2010, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code for such taxable year and thereafter; and

2.	The statements set forth in the Registration Statement under the caption “Federal Income Tax Considerations,” insofar as they purport to describe or summarize certain provisions of the statutes or regulations referred to therein, are accurate descriptions or summaries in all material respects.

No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. Also, any variation or difference in the facts from those set forth in the Registration Statement or the Officer’s Certificate may affect the conclusions stated herein. As described in the Registration Statement, the Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements.

This opinion is rendered for your benefit in connection with the transaction described above. This opinion may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity for any purpose without our prior written consent, which may be granted or withheld in our discretion, provided that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law and persons purchasing securities pursuant to the Registration Statement.

                    , 2010

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name in the Registration Statement under the captions “Federal Income Tax Considerations” and “Legal Matters.” In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,

DRAFT